2014

4th quarter

Financial statements
and review



2014 FOURTH QUARTER RESULTS

Statoil's fourth quarter and preliminary 2014 results and Capital Markets Update

Statoil's net operating income for the full year 2014 was NOK 109.5 billion. Fourth quarter 2014 net operating income was NOK 9.0 billion. Adjusted earnings in the fourth quarter of 2014 were NOK 26.9 billion, compared to NOK 42.3 billion in the fourth quarter of 2013. For the full year 2014, adjusted earnings were NOK 136.1 billion compared to NOK 163.1 billion in 2013.

Today, the company also presents its Capital Markets Update, reducing organic capital expenditure from USD 20 billion to USD 18 billion in 2015, stepping up its improvement programme by 30% to USD 1.7 billion per year from 2016, and expecting organic production growth of 2% to 2016 and 3% from 2016 to 2018. Statoil proposes to the Annual General Meeting a fourth quarter dividend of NOK 1.80 per share, with the intention to pay a flat dividend in the first three quarters of 2015.

"Statoil's quarterly earnings were affected by the sharp drop in oil prices. Our net income was also impacted by specific accounting charges. Underlying performance and cash flows were solid in 2014, supported by profitable growth, strong operational improvements, and solid marketing- and trading results. Our financial position is robust, and we maintain a stable dividend. Through our significant flexibility in our investment programme we are well prepared for continuous market weakness and uncertainty," says Eldar Sætre, president and CEO of Statoil ASA.

On 4 February the Statoil board of directors appointed Eldar Sætre as Statoil's new president and CEO. Sætre has been acting as president and CEO since October 2014, and assumed the role with immediate effect. He has 35 years of experience from Statoil.

Adjusted earnings in the fourth quarter of 2014 were NOK 26.9 billion, compared to NOK 42.3 billion in the fourth quarter of 2013. The 36% reduction in the quarter is mainly caused by the significant drop in the liquids prices. In addition, lower European gas prices and increased depreciation and operating costs contributed to the decrease in adjusted earnings. Strong operational performance on the Norwegian Continental Shelf (NCS) as well as a positive exchange rate development (NOK/USD), improved refinery margins and increased volume of liquids sold counteracted the decrease.

Adjusted earnings after tax in the fourth quarter of 2014 amounted to NOK 4.3 billion, down from NOK 11.0 billion in the same period last year. Adjusted earnings after tax were impacted by an effective tax rate of 84% in the fourth quarter compared to a normal level around 70%. The high effective tax rate in the quarter was mainly due to expensed exploration costs with limited tax protection.

Statoil's reported net income for the fourth quarter in accordance with IFRS was negative NOK 8.9 billion. This represents a decrease from the reported positive NOK 14.8 billion in the same period in 2013 and was due to net quarter specific accounting charges of NOK 18 billion. These charges were mainly due to impairment losses related to Statoil's international operations and various exploration assets, partly offset by gains from sale of assets.

"We continue to deliver in accordance with our cost and capital efficiency programmes. Our operational efficiency has been high, our work to improve safety continues to show good progress, and our project development portfolio is progressing as expected," says Sætre.

Equity production was 2,103 mboe per day in the fourth quarter of 2014, compared to 1,945 mboe per day in the same period in 2013. The increase was mainly due to start-up and ramp-up of production on various fields and higher production regularity compared to the same period last year. Expected natural decline and reduced ownership shares from divestments partly offset the increase. The annual equity production outside of Norway ended at a record high of 743 mboe per day.

Statoil reported cash flow from operations in 2014 of NOK 209 billion before taxes paid and working capital items. At the end of the year, Statoil's net debt to capital employed was 20%. Organic capital expenditure was around USD 20 billion in 2014, in line with the guidance for 2014.

Statoil maintained strong project execution through 2014. Gudrun and three fast-track projects came on stream on the NCS, and production was initiated from the partner-operated Jack/St. Malo project in the US Gulf of Mexico during the fourth quarter. On 3 January 2015, the Valemon field in the North Sea came on stream.

Statoil was among the leading explorers also in 2014. The company added 540 million barrels of oil equivalents to the resource base from exploration in 2014. Statoil reported a reserve replacement ratio (RRR) of 62% in 2014. Organic RRR was 96%, which is a reduction compared to 2013, however, on a satisfactory level. The average three-year replacement ratio was 117% at the end of 2014.
In the fourth quarter Statoil entered into an agreement to reduce its ownership in the non-operated US southern Marcellus onshore asset to 23% for a cash consideration of USD 0.4 billion. The transaction was closed in the first quarter of 2015. For the full year Statoil has announced transactions with proceeds of more than USD 4 billion, including the divestments of assets on the NCS and a sale of Shah Deniz in Azerbajan.

The serious incident frequency (SIF) was 0.6 in the fourth quarter of 2014 compared to 0.7 in the fourth quarter of 2013. For the full year, the SIF improved from 0.8 in 2013 to 0.6 in 2014.

Capital Markets Update

At today's Capital Markets Update (CMU), Statoil announces plans to address the current environment forcefully while continuing to invest in high-quality projects.

"Last year we outlined the plan to strengthen Statoil's competitiveness. Our strategy remains firm and we now reinforce our efforts and commitment to deliver on our priorities of high value growth, increased efficiency and competitive shareholder returns", says Eldar Sætre.

The plans include:

- Grow organic production annually by 2% to 2016 and 3% from 2016 to 2018
- Reduce organic capital expenditure from USD 20 billion to USD 18 billion in 2015
- Step-up the improvement program by 30% to USD 1.7 billion from 2016
- In total, the plans will provide total cash improvements of USD 5 billion
- Preparedness to manage material portfolio flexibility to secure free cash flow covering dividend and operate within 15-30% net debt across a broad set of price scenarios
- Proposed fourth quarter dividends of 1.80 NOK per share, with the intention to maintain a flat dividend for the first three quarters of 2015

Cash improvement of USD 5 billion

Statoil presented a comprehensive improvement programme at the CMU in February 2014, targeting annual savings of USD 1.3 billion per year from 2016. This year, Statoil will step up its efficiency program by 30% with a target to realise USD 1.7 billion in annual savings.

The organic capital expenditure in 2015 will be reduced to USD 18 billion, a USD 2 billion reduction compared to previously guided level.

"We have improved our production efficiency on the NCS by more than five percentage points, adding 50,000 barrels per day – equivalent to more than USD 1 billion in cash flows on an annual basis. Together with the annual efficiency gains from 2016 of USD 1.7 billion and reduced capital expenditure and exploration expenditure of USD 2.2 billion, we see a pre-tax cash improvement of around USD 5 billion. This corresponds to reduced cash neutrality by around 30 USD per barrel from 2016," says Sætre.

Balancing growth and return

Statoil expects to grow the organic production annually by around 2% from 2014-16, and by 3% from 2016-2018.

"Based on our sanctioned portfolio of projects, we will continue to deliver high value production growth towards 2018. We maintain significant flexibility in our broad portfolio of operated assets, and we are prepared to use this flexbility to deliver on our priorities. Most of this flexibility will be maintained through 2015, however, Statoil will continue to invest in high quality assets, and plans to submit the Plan for Development and Operations (PDO) for Johan Sverdrup in February 2015," Sætre says.

Statoil's portfolio of onshore and non-sanctioned projects holds significant optionality, and more than one third of the capital expenditure in 2017-18 is uncommitted. By utilising the flexibility in the portfolio, Statoil will be able to deliver free cash flow to cover dividend in 2016 at an oil price of USD 100 per barrel, 2017 at an oil price of USD 80 per barrel and in 2018 at USD 60 per barrel.

Cash flow growth from producing assets combined with the flexible investment programme enables Statoil to maintain the indicated net debt of 15-30% at different price scenarios towards 2018.

Capital discipline and distribution

"Our financial position is robust, we maintain our financial capacity as well as a solid balance sheet and we intend to honour our commitment to our shareholders, providing a competitive dividend," says new CEO Eldar Sætre.

The Statoil board of directors proposes a dividend of NOK 1.80 per share for the fourth quarter of 2014, subject to approval at the Annual General Meeting in line with the authorisation from May 2014. The annual dividends for 2014 amounted to NOK 7.20 per share, an increase from NOK 7.00 in 2013.

Fourth quarter				Full year		
2014	2013	change		2014	2013	change
9.0	43.9	(79%)	IFRS Net operating income (NOK billion)	109.5	155.5	(30%)
26.9	42.3	(36%)	Adjusted earnings (NOK billion) [5]	136.1	163.1	(17%)
(8.9)	14.8	>(100%)	IFRS Net income (NOK billion)	22.0	39.2	(44%)
4.3	11.0	(61%)	Adjusted earnings after tax (NOK billion) [5]	39.1	46.4	(16%)
2,103	1,945	8%	Total equity liquids and gas production (mboe per day) [4]	1,927	1,940	(1%)
458.9	607.8	(24%)	Group average liquids price (NOK/bbl) [1]	558.5	587.8	(5%)

Key events since third quarter 2014:

- **Progressing Johan Sverdrup:** The partnership has agreed to recommend Statoil as operator of all phases of the field. Jacket and engineering contracts have been awarded and a Plan for Development and Operation (PDO) will be submitted to the authorities in February 2015.
- **New projects on stream:** Valemon came on stream in the North Sea on 3 January 2015. First oil from Gulf of Mexico Jack/St. Malo project on 2 December 2014.
- **Developing new projects:** Stampede development sanctioned in Gulf of Mexico, development plans for Gullfaks Rimfaksdalen and Peregrino Phase II submitted.
- **Optimising projects:** Postponing the planned date for DG2 for Snorre 2040 project from March 2015 to October 2015.
- **Portfolio optimisation:** Entered into an agreement to reduce the ownership in the non-operated US southern Marcellus onshore asset from 29% to 23% for a cash consideration of USD 0.4 billion, the transaction was closed in the first quarter of 2015. The transaction with Wintershall was completed in the fourth quarter of 2014 and a gain of NOK 5.9 billion was recognised.
- **Exploration:** Time-out in Kwanza exploration drilling program, as a consequence a rig contract was cancelled. Added 15 licences on the NCS, 12 licenses on UKCS and 4 new permits in New Zealand. The suspension periods for the drilling rigs COSL Pioneer, Scarabeo 5 and Songa Trym were extended.
- **Debt capital market transactions:** USD 3 billion issued in November 2014.
- **GE and Statoil:** Ambitious new collaboration to accelerate development of sustainable energy solutions.

FOURTH QUARTER 2014 GROUP REVIEW

The quarterly results were impacted by the significant drop in oil and gas prices in the fourth quarter, leading to lower earnings and impairment losses. Increased equity production reflecting good operations with low unplanned production losses, counteracted the decrease.

Total equity liquids and gas production [4] was 2,103 mboe per day, up 8% from 1,945 mboe per day in fourth quarter of 2013. The increase was mainly due to start-up and ramp-up of production on various fields and higher production regularity compared to the fourth quarter of 2013. Expected natural decline and reduced ownership shares from divestments partly offset the increase.

Total entitlement liquids and gas production [3] was 1,932 mboe per day, up 12% from 1,723 mboe per day in fourth quarter of 2013, impacted by the increase in equity production and a lower negative effect from production sharing agreements (PSA effect).

Net operating income (IFRS) was NOK 9.0 billion in the fourth quarter, compared to NOK 43.9 billion in the fourth quarter of 2013.

In the fourth quarter of 2014, net operating income was negatively affected by net impairment losses related to certain assets of NOK 20.6 billion and the effect from cancellation of a rig contract of NOK 2.1 billion. In the fourth quarter of 2014, net operating income was positively affected by gains from sale of assets of NOK 6.2 billion and a gain related to changes of pension plans of NOK 3.5 billion.

In the fourth quarter of 2013, net operating income was positively impacted by gains from sale of assets of NOK 10.5 billion, while lower fair values of derivatives of NOK 5.1 billion and net impairment losses of NOK 1.5 billion impacted net operating income negatively.

Adjusted earnings [5] were NOK 26.9 billion in the fourth quarter, down 36% compared to the fourth quarter of 2013 mainly caused by the significant drop in the liquids prices. In addition, lower European gas prices and increased depreciation and operating costs contributed to the decrease. Improved refinery margins, increased production and the strengthening of the USD towards NOK counteracted the decrease in adjusted earnings.

Adjusted operating and selling, general and administrative expenses increased by 9% compared to the fourth quarter of 2013, mainly driven by activities related to transportation, new fields coming on stream, input elements to operations, and a negative currency effect (NOK/USD).

The increase in adjusted depreciation, amortisation and net impairment losses was mainly due to increased production, new investments, start-up and ramp-up of production and increased asset retirement obligation with corresponding higher basis for depreciations. In addition, the exchange rate development (NOK/USD) added significantly to the increased depreciation costs compared to the fourth quarter of 2013.

Adjusted exploration expenses increased by NOK 2.9 billion, impacted by higher drilling activity, a lower capitalisation rate due to non-commercial wells and negative currency effects compared to the fourth quarter of 2013.

Fourth quarter 2014	2013 (restated)	change	Adjusted earnings (in NOK billion)	2014	Full year 2013 (restated)	change
148.7	154.9	(4%)	Adjusted total revenues and other income	**607.1**	629.6	(4%)
(70.6)	(70.9)	(0%)	Adjusted purchases [6]	**(296.1)**	(307.5)	(4%)
(21.4)	(19.6)	9%	Adjusted operating and selling, general and administrative expenses	**(83.3)**	(76.3)	9%
(22.3)	(17.5)	27%	Adjusted depreciation, amortisation and net impairment losses	**(74.5)**	(65.6)	14%
(7.5)	(4.6)	63%	Adjusted exploration expenses	**(17.1)**	(17.1)	(0%)
26.9	42.3	(36%)	Adjusted earnings [5]	**136.1**	163.1	(17%)
4.3	11.0	(61%)	Adjusted earnings after tax [5]	**39.1**	46.4	(16%)

Proved reserves at the end of 2014 were 5,359 mmboe, a decrease compared to 5,600 mmboe at the end of 2013. In 2014, a total of 629 mmboe were added through revisions, extensions, discoveries and acquisitions. The reductions in proved reserves were related to sale of reserves in place of 233 mmboe and entitlement production of 635 mmboe.

The reserve replacement ratio (RRR), which measures the proved reserves added to the reserve base (including the effects of sales and purchases) relative to the amount of oil and gas produced, was 62% in 2014, compared to 128% in 2013. The organic reserves replacement ratio was 96% compared to 145% in 2013 and the average three-year replacement ratio (including the effects of sales and purchases), was 97% at the end of 2014 compared to 115% in 2013. The decrease in reserves in 2014 was primarily due to high production on existing fields and divestments during 2014. This was partly compensated for by positive revisions on several of our producing fields due to good production performance and continued IOR efforts, sanctioning new field developments in Norway and Canada and continued drilling in our US onshore assets Bakken, Eagle Ford and Marcellus. Shah Deniz is included in proved reserves with a 15.5% equity share. The announced farm out will impact the RRR in 2015.

Based on adjusted earnings after tax and average capital employed, **adjusted return on average capital employed (ROACE)** was 8.7% for the 12 month period ended 31 December 2014, and 11.8% for the 12 month period ended 31 December 2013. Return on average capital employed after tax (ROACE) was 2.7% and 11.3% for the two periods, respectively.

Organic capital expenditures (excluding acquisitions and capital leases) amounted to NOK 121.6 billion or USD 19.6 billion for the year ended 2014. This is in line with our guidance for 2014. Gross investments amounted to NOK 125.1 billion.

Adjusted earnings after tax were NOK 4.3 billion, which reflects an effective tax rate on adjusted earnings of 84.1%, compared to an effective tax rate on adjusted earnings of 73.9% in the fourth quarter of 2013. The tax rate increased mainly due to high tax rates on adjusted earnings from Development and Production International in the fourth quarter of 2014. This was mainly caused by relatively higher adjusted earnings from high tax regimes, and significant higher exploration expenses without reported tax protections. The increased tax on adjusted earnings was also caused by relatively higher adjusted earnings from the NCS in the fourth quarter of 2014. Income from the NCS is subject to higher than average tax rates.

Cash flows provided by operating activities were NOK 27.3 billion in the fourth quarter of 2014 compared to NOK 14.6 billion in the fourth quarter of 2013. The increase of NOK 12.7 billion was mainly due to changes in working capital. Excluding working capital movements, cash flows from operating activities were NOK 10 billion in the fourth quarter of 2014 compared to NOK 23.6 billion in the fourth quarter of 2013. The decrease of NOK 13.6 billion was mainly due to falling prices and increased exploration expenditures, offset by lower taxes paid in fourth quarter of 2014.

Cash flows used in investing activities were NOK 36.2 billion in the fourth quarter of 2014 compared to NOK 33.6 billion in the fourth quarter of 2013, an increase of NOK 2.6 billion. Capital expenditures amounted to NOK 33.1 billion, an increase of NOK 2.4 billion. Proceeds from sale of assets in the fourth quarter of 2014 of NOK 11.4 billion were mainly related to the sale of interests in licences on the NCS.

Cash flows provided by financing activities were NOK 6.5 billion mainly impacted by the issuance of new debt in the fourth quarter of 2014 of NOK 20.5 billion, repayment of finance debt and payments of dividends in the quarter. Cash flows provided by financing activities reported in the fourth quarter of 2013 was mainly impacted by debt issuance of NOK 25.3 billion.

Full year 2014

Total equity liquids and gas production [4] was 1,927 mboe per day for the full year of 2014, around the same level as for the full year of 2013 when total equity production amounted to 1,940 mboe per day. Start-up and ramp-up of production on various fields and higher production regularity compared to last year were offset by expected natural decline and reduced ownership shares from divestments.

Total entitlement liquids and gas production [3] was 1,729 mboe per day for the full year of 2014 compared to 1,719 mboe per day for the full year of 2013.

Net operating income (IFRS) was NOK 109.5 billion compared to NOK 155.5 billion in the full year of 2013.

Net operating income in 2014 was negatively affected by net impairment losses of certain assets of total NOK 38.7 billion and the termination of a rig contract of NOK 2.1 billion. Gain on sale of assets of NOK 12.7 billion (mainly related to the sale of interests in licences on NCS and in the Shah Deniz project), an award payment related to a commercial dispute of NOK 2.8 billion and a gain of NOK 3.5 billion related to the implementation of new pension plans positively affected net operating income in 2014.

Net operating income in 2013 was negatively impacted by net impairments losses of NOK 6.8 billion (mainly relating to the refineries due to lower future expected refining margins), a provision related to a redetermination process of NOK 4.3 billion, and an onerous contract provision of NOK 4.9 billion related to the Cove Point terminal in the US, while gain on sale of assets of NOK 16.9 billion (mainly related to the sale of certain ownership interests in licences on the NCS) affected net operating income positively.

Adjusted earnings [5] were NOK 136.1 billion in the full year of 2014, down by 17% from NOK 163.1 billion. The reduction compared to the full year of 2013 was mainly due to decreased prices for liquids and gas, partly offset by a positive currency effect on revenue from the NOK/USD development. The exchange rate effect was partly offset by a cost increase for all USD denominated expenses when compared to 2013.

Adjusted operating and selling, general and administrative expenses increased mainly due to new fields coming on stream, onshore production ramp-up and increased transportation costs in the North America. Adjusted depreciation, amortisation and net impairment losses increased by 14% mainly due to new investments, higher production and increased asset retirement obligation, with a corresponding higher basis for depreciation, partly offset by increased estimate of proved reserves.

Adjusted exploration expenses amounted to NOK 17.1 billion in 2014, the same level as in 2013. Lower drilling and seismic activity and reduced field development costs were offset by increased expenses related to unsuccessful wells in 2014 compared to 2013.

Adjusted earnings after tax were NOK 39.1 billion in 2014 compared to NOK 46.4 billion in 2013. The effective tax rate on adjusted earnings was 71.3% in 2014 compared to an effective tax rate on 71.6% in 2013.

Cash flows provided by operating activities were NOK 126.5 billion in 2014 compared to NOK 101.3 billion in 2013. The increase of NOK 25.2 billion was mainly due to changes in working capital and lower taxes paid in 2014.

Cash flows used in investing activities were NOK 112.0 billion in 2014 compared to NOK 110.4 billion in 2013, an increase of NOK 1.6 billion mainly due to increased capital expenditures, partly offset by lower investments in deposits with more than three months maturity. The proceeds from sale of assets in 2014 of NOK 22.6 billion mainly relates to the divestment of interests in the Shah Deniz field and the South Caucasus pipeline and the sale of interests in licences on the NCS.

Cash flows used in financing activities were NOK 23.1 billion and are mainly related to payments of dividends and repayments of debt, partly offset by issuance of new debt in the fourth quarter of 2014. The amounts reported in 2013 were influenced by debt issuances of NOK 62.8 billion in total.

OUTLOOK

- **Organic capital expenditures** for 2015 (i.e. excluding acquisitions, capital leases and other investments with significant different cash flow pattern), are estimated at around USD 18 billion.
- Statoil will continue to mature the large portfolio of exploration assets and estimates a total **exploration activity** level at around USD 3.2 billion for 2015, excluding signature bonuses.
- Statoil expects to deliver **efficiency improvements** with pre-tax cash flow effects of around USD 1.7 billion from 2016.
- Our ambition is to maintain **RoACE** (Return on Average Capital Employed) at 2013 level adjusted for price and currency level, and to keep our **unit of production cost** in the top quartile of our peer group.
- For the period 2014 - 2016 organic production growth [7] is expected to come from new projects resulting in around 2% CAGR (Compound Annual Growth Rate) from a 2014 level rebased for divestments.
- The **equity production development** for 2015 is estimated to be around 2% CAGR from a 2014 level rebased for divestments [7].
- **Scheduled maintenance activity** is estimated to reduce quarterly production by approximately 10 mboe per day in the first quarter of 2015, planned outside the NCS, and in liquids. In total, the maintenance is estimated to reduce equity production by around 45 mboe per day for the full year 2015, of which the majority is liquids.
- **Indicative PSA (Production Sharing Agreement) effect and US royalties** are estimated to around 160 mboe per day in 2015 based on an oil price of USD 60 per barrel and 190 mboe per day in based on an oil price of USD 100 per barrel.
- Deferral of gas production to create future value, gas off-take, timing of new capacity coming on stream and operational regularity represent the most significant risks related to the production guidance.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future.

DEVELOPMENT AND PRODUCTION NORWAY

Fourth quarter 2014 review

Average daily production of liquids and gas increased by 10% to 1,331 mboe per day compared to the fourth quarter of 2013. The increase was mainly due to new fields coming on stream and strong operational performance with higher production regularity. The increase was partly offset by expected natural decline on mature fields.

Net operating income for Development and Production Norway (DPN) was NOK 29.5 billion compared to NOK 37.2 billion in the fourth quarter of 2013.

Net operating income in the fourth quarter of 2014 was positively impacted by gain on sale of assets of NOK 5.9 billion and a gain related to the new pension plans of NOK 2.3 billion, partly offset by impairments on assets of NOK 2.3 billion.

Net operating income in the fourth quarter of 2013 was positively impacted by gain on sale of assets of NOK 6.8 billion, partly offset by re-assessed valuation estimate of earn-out derivatives which resulted in a net lower fair value of derivatives of NOK 4.6 billion.

Adjusted earnings were NOK 24.2 billion, down 32%. The decrease was mainly due to reduced prices on gas and liquids, partly offset by increased volumes.

The increase in adjusted depreciation, amortisation and net impairment losses was mainly due to increased asset retirement obligations, increased investments and new fields coming on stream. Adjusted operating and selling, general and administrative expenses increased mainly due to preparation for start-up, increased production and higher well maintenance. A lower portion of current exploration expenditures being capitalised, added to the decrease in adjusted earnings.

| Fourth quarter | | | Adjusted earnings | Full year | | |
2014	2013	change	(in NOK billion)	2014	2013	change
44.8	51.0	(12%)	Adjusted total revenues and other income	**175.8**	195.8	(10%)
(7.1)	(6.3)	14%	Adjusted operating and selling, general and administrative expenses	**(27.2)**	(26.1)	4%
(11.3)	(8.0)	43%	Adjusted depreciation, amortisation and net impairment losses	**(37.7)**	(31.8)	19%
(2.2)	(1.4)	57%	Adjusted exploration expenses	**(5.4)**	(5.5)	(1%)
24.2	35.4	(32%)	Adjusted earnings [5]	**105.5**	132.5	(20%)

Full year 2014

Net operating income for DPN was NOK 111.7 billion compared to NOK 137.1 billion in the full year of 2013.

Net operating income in the full year of 2014 was positively impacted by gain from sale of assets of NOK 6.0 billion and a gain related to the new pension scheme of NOK 2.2 billion, partly offset by impairments of assets of NOK 2.3 billion.

Net operating income in the full year of 2013 was positively impacted by gain from sale of assets of NOK 13.2 billion, partly offset by changes in fair value of derivatives of NOK 5.6 billion and provisions of NOK 0.8 billion.

Adjusted earnings [5] were NOK 105.5 billion in the full year of 2014, down 20%. The decrease was mainly due to reduced gas and liquids prices, reduced volumes of both liquids and gas, mainly caused by divestments and expected natural decline. The increase in adjusted depreciation, amortisation and net impairment losses was mainly due to increased investments, new fields in production and increased asset retirement obligation, partly offset by portfolio changes. Adjusted operating and selling, general and administrative expenses increased mainly due to preparation for start-up, well maintenance and Grane gas-injection, partly offset by portfolio changes.

DEVELOPMENT AND PRODUCTION INTERNATIONAL

Fourth quarter 2014 review

Average equity production of liquids and gas increased by 4% to 773 mboe per day compared to the fourth quarter of 2013. The increase was mainly due to ramp-up on CLOV (Angola), Marcellus (US), Bakken (US) and PSVM (Angola). The increase was partly offset by the farm-down in Shah Deniz and expected natural decline at various fields.

Average daily entitlement production of liquids and gas increased by 16% to 601 mboe per day compared to the fourth quarter of 2013. The increase was due to increased equity production and lower negative effect of production sharing agreements (PSA effect). The PSA effect was 130 mboe per day in the fourth quarter of 2014 compared to 179 mboe per day in the fourth quarter of 2013.

In the fourth quarter of 2014, **Net operating income** for Development and Production International (DPI) was NOK 24.7 billion negative, compared to NOK 6.1 billion in the same period in 2013.

In the fourth quarter of 2014 net operating income was negatively impacted by net impairment losses of NOK 18.8 billion and cancellation of a rig contract of NOK 2.1 billion. In the fourth quarter of 2013 net operating income was negatively impacted by net impairment losses of NOK 1.2 billion, whereas gains on sale of assets of NOK 3.7 billion impacted the net operating income positively.

Adjusted earnings were down by NOK 6.4 billion to negative NOK 2.8 billion. The decrease was mainly due to lower realised oil and gas prices and increased exploration expenses, partly offset by higher entitlement production.

Adjusted exploration expenses increased mainly due to higher drilling activity and a lower portion of current exploration expenditures being capitalised due to non-commercial wells. The increase in adjusted depreciation, amortisation and net impairment losses was primarily driven by higher production from start-up and ramp-up on various fields. Adjusted operating and selling, general and administrative expenses increased primarily because of portfolio changes and production ramp-up onshore North America, start-up of the CLOV field in Angola and negative NOK/USD currency effects.

Fourth quarter			Adjusted earnings	Full year		
2014	2013 (restated)	change	(in NOK billion)	2014	2013 (restated)	change
19.3	21.1	(9%)	Adjusted total revenues and other income	**82.6**	83.1	(1%)
(6.7)	(5.8)	16%	Adjusted operating and selling, general and administrative expenses	**(24.0)**	(20.9)	15%
(10.1)	(8.5)	18%	Adjusted depreciation, amortisation and net impairment losses	**(33.0)**	(29.8)	11%
(5.3)	(3.2)	65%	Adjusted exploration expenses	**(11.6)**	(11.7)	(0%)
(2.8)	3.6	>(100%)	Adjusted earnings [5]	**13.9**	20.7	(33%)

Full year 2014

Net operating income for DPI was NOK 19.5 billion negative compared to NOK 16.4 billion in the full year of 2013.

Net operating income in the full year of 2014 was negatively impacted by impairment losses of certain assets and exploration assets totalling NOK 35.6 billion and cancellation of a rig contract of NOK 2.1 billion. The negative impact was partly offset by gains on sale of assets of NOK 5.8 billion.

Net operating income in the full year of 2013 was negatively impacted by provisions of NOK 4.3 billion together with impairment losses of NOK 2.9 billion. This was partly offset by gains on sale of assets of NOK 3.7 billion.

Adjusted earnings [5] were NOK 13.9 billion in the full year of 2014. The 33% decrease compared to the full year of 2013 was mainly caused by higher operating and depreciation expenses driven by production growth, and lower oil and gas prices. Increased provisions relating to commercial disputes and a redetermination process reduced other income and added to the decrease in adjusted earnings in 2014. Higher entitlement production partly offset the decrease.

MARKETING, PROCESSING AND RENEWABLE ENERGY

Fourth quarter 2014 review

Natural gas sales volumes amounted to 14.7 billion standard cubic meters (bcm), down 1% compared to the fourth quarter of 2013 mainly due to lower third party volumes sold offset by higher entitlement production on the NCS. Of the total gas sales in the fourth quarter of 2014, entitlement gas amounted to 12.6 bcm compared to 11.6 bcm in the fourth quarter of 2013.

Average invoiced European natural gas sales price decreased by 10%, mainly due to a general decrease in the gas market, partly offset by increase in margin on part of our gas contract portfolio. **Averaged invoiced North American pipe gas sales price** increased by 4%.

Net operating income for Marketing, Processing and Renewable Energy (MPR) was NOK 2.8 billion compared to NOK 3.3 billion in the fourth quarter of 2013.

Adjusted earnings were NOK 5.1 billion, compared to NOK 3.7 billion in the fourth quarter of 2013. The increase is mainly due to stronger refinery margins together with increased margins for the European gas sales as a result of higher entitlement production on the NCS. This is offset by lower margins from LNG trading and losses within liquids trading.

Compared to the fourth quarter of 2013, adjusted operating and selling, general and administrative expenses are negatively influenced by NOK/USD currency effects, in addition to higher transportation and storage costs due to increased activity in the US.

Fourth quarter			Adjusted earnings		Full year	
2014	2013 (restated)	change	(in NOK billion)	2014	2013 (restated)	change
144.0	148.3	(3%)	Adjusted total revenues and other income	**593.0**	609.3	(3%)
(129.8)	(136.3)	(5%)	Adjusted purchases [6]	**(539.0)**	(565.8)	(5%)
(8.5)	(7.7)	11%	Adjusted operating and selling, general and administrative expenses	**(33.4)**	(29.6)	13%
(0.6)	(0.7)	(8%)	Adjusted depreciation, amortisation and net impairment losses	**(2.8)**	(2.8)	1%
5.1	3.7	38%	Adjusted earnings [5]	**17.8**	11.1	60%

Full year 2014

Net operating income for MPR was NOK 16.2 billion compared to NOK 2.6 billion in the full year of 2013.

Net operating income in the full year of 2014 was positively impacted by a gain due to an award payment related to a commercial dispute of NOK 2.8 billion and a gain on sale of assets of NOK 0.9 billion. Net operating income was negatively impacted by net impairment losses of NOK 0.8 billion and a loss on operational storage.

Net operating income in the full year of 2013 was negatively impacted by impairment losses related to the refineries (NOK 4.2 billion) and an onerous contract provision related to the Cove Point terminal (NOK 4.1 billion).

Adjusted earnings [5] were NOK 17.8 billion in the full year of 2014. The increase of NOK 6.7 billion compared to the full year of 2013 was mainly due to improved margins on gas in Europe including LNG arbitrage and stronger contribution from US gas sales due to exceptionally cold winter in North East. Further, adjusted earnings increased due to stronger refinery margins and increased result related to ownership in infrastructure.

Adjusted operating and selling, general and administrative expenses increased mainly due to increased activity in the US. Negative NOK/USD currency effects added to the increase in adjusted expenses.

Condensed interim financial statements

Fourth quarter 2014

CONSOLIDATED STATEMENT OF INCOME

Fourth quarter 2014	Fourth quarter 2013 (restated*)	(unaudited, in NOK billion)	Full year 2014	Full year 2013 (restated*)
147.0	146.5	Revenues	**606.8**	616.6
(0.5)	0.1	Net income from associated companies	**(0.3)**	0.1
6.1	10.5	Other income	**16.1**	17.8
152.6	157.1	Total revenues and other income	**622.7**	634.5
(74.3)	(70.1)	Purchases [net of inventory variation]	**(301.3)**	(306.9)
(15.2)	(17.5)	Operating expenses	**(72.9)**	(74.1)
(2.2)	(2.1)	Selling, general and administrative expenses	**(7.3)**	(7.8)
(36.4)	(18.7)	Depreciation, amortisation and net impairment losses	**(101.4)**	(72.4)
(15.5)	(4.9)	Exploration expenses	**(30.3)**	(18.0)
9.0	43.9	Net operating income	**109.5**	155.5
(1.0)	(4.1)	Net financial items	**(0.0)**	(17.0)
8.0	39.8	Income before tax	**109.4**	138.4
(16.9)	(25.0)	Income tax	**(87.4)**	(99.2)
(8.9)	14.8	Net income	**22.0**	39.2
(8.9)	14.8	Attr butable to equity holders of the company	**21.9**	39.9
0.1	(0.0)	Attr butable to non-controlling interests	**0.1**	(0.6)
(2.81)	4.66	Basic earnings per share (in NOK)	**6.89**	12.53
(2.80)	4.64	Diluted earnings per share (in NOK)	**6.87**	12.50
3,178.9	3,179.3	Weighted average number of ordinary shares outstanding in millions	**3,180.0**	3,180.7

* Relates to a change in significant accounting policies in the first quarter of 2014, see note 1 *Organisation and basis for preparation*.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

| Fourth quarter | | | Full year | |
2014	2013	(unaudited, in NOK billion)	2014	2013
(8.9)	14.8	Net income	**22.0**	39.2
(1.8)	(1.4)	Actuarial gains (losses) on defined benefit pension plans	**(0.0)**	(5.9)
0.8	0.2	Income tax effect on income and expense recognised in OCI	**0.9**	1.5
(0.9)	(1.2)	Items that will not be reclassified to statement of income	**0.9**	(4.4)
30.9	3.0	Foreign currency translation differences	**41.6**	22.9
30.9	3.0	Items that may be subsequently reclassified to statement of income	**41.6**	22.9
30.0	1.8	Other comprehensive income	**42.5**	18.5
21.1	16.6	Total comprehensive income	**64.5**	57.7
21.0	16.6	Attr butable to the equity holders of the company	**64.4**	58.3
0.1	(0.0)	Attr butable to non-controlling interests	**0.1**	(0.6)

CONSOLIDATED BALANCE SHEET

(unaudited, in NOK billion)	At 31 December 2014	At 31 December 2013
ASSETS		
Property, plant and equipment	562.1	487.4
Intang ble assets	85.2	91.5
Investments in associated companies	8.4	7.4
Deferred tax assets	12.9	8.2
Pension assets	8.0	5.3
Derivative financial instruments	29.9	22.1
Financial investments	19.6	16.4
Prepayments and financial receivables	5.7	8.5
Total non-current assets	731.7	646.8
Inventories	23.7	29.6
Trade and other receivables	83.3	81.8
Derivative financial instruments	5.3	2.9
Financial investments	59.2	39.2
Cash and cash equivalents	83.1	85.3
Total current assets	254.8	238.8
Total assets	986.4	885.6
EQUITY AND LIABILITIES		
Shareholders' equity	380.8	355.5
Non-controlling interests	0.4	0.5
Total equity	381.2	356.0
Finance debt	205.1	165.5
Deferred tax liabilities	71.5	71.0
Pension liabilities	27.9	22.3
Provisions	117.2	101.7
Derivative financial instruments	4.5	2.2
Total non-current liabilities	426.2	362.7
Trade and other payables	100.7	95.6
Current tax payable	39.6	52.8
Finance debt	26.5	17.1
Dividends payable	5.7	0.0
Derivative financial instruments	6.6	1.5
Total current liabilities	179.0	166.9
Total liabilities	605.2	529.6
Total equity and liabilities	986.4	885.6

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in NOK billion)	Share capital	Additional paid-in capital	Retained earnings	Currency translation adjustments	Shareholders' equity	Non-controlling interests	Total equity
At 31 December 2012	8.0	40.6	270.8	(0.2)	319.2	0.7	319.9
Net income for the period			39.9		39.9	(0.6)	39.2
Other comprehensive income			(4.4)	22.9	18.5		18.5
Dividends			(21.5)		(21.5)		(21.5)
Other equity transactions		(0.3)	(0.3)		(0.6)	0.4	(0.2)
At 31 December 2013	8.0	40.3	284.5	22.7	355.5	0.5	356.0
At 31 December 2013	8.0	40.3	284.5	22.7	355.5	0.5	356.0
Net income for the period			21.9		21.9	0.1	22.0
Other comprehensive income			0.9	41.6	42.5		42.5
Dividends			(39.4)		(39.4)		(39.4)
Other equity transactions		(0.1)	0.4		0.3	(0.2)	0.1
At 31 December 2014	8.0	40.2	268.4	64.3	380.8	0.4	381.2

The *Dividends* of NOK 39.4 billion consist of dividends declared for 2013 and paid in 2014 of NOK 7.00 per share, amounting to NOK 22.3 billion, and interim dividends declared for the first three quarters of 2014 of NOK 5.4 per share, amounting to NOK 17.1 billion. The interim dividends, of NOK 1.8 per share amounting to NOK 5.7 billion, for the third quarter of 2014 were declared in the fourth quarter of 2014 and have been recognised as a liability in these condensed interim financial statements. This amount will be paid in the first quarter of 2015.

For the full year of 2013, *Dividends* consist of dividends declared for 2012 and paid in 2013 of NOK 6.75 per share, amounting to NOK 21.5 billion.

CONSOLIDATED STATEMENT OF CASH FLOWS

Fourth quarter 2014	2013	(unaudited, in NOK billion)	2014	Full year 2013
8.0	39.8	Income before tax	109.4	138.4
36.4	18.7	Depreciation, amortisation and net impairment losses	101.4	72.4
7.4	1.6	Exploration expenditures written off	13.7	3.1
(5.3)	0.1	(Gains) losses on foreign currency transactions and balances	(3.1)	4.8
(5.8)	(10.4)	(Gains) losses on sales of assets and businesses	(12.4)	(17.6)
1.4	2.6	(Increase) decrease in other items related to operating activities	3.9	6.6
(0.9)	5.2	(Increase) decrease in net derivative financial instruments	(2.8)	11.7
0.4	0.5	Interest received	2.1	2.1
(0.7)	(0.7)	Interest paid	(3.4)	(2.5)
40.9	57.3	Cash flows provided by operating activities before taxes paid and working capital items	208.8	218.8
(30.8)	(33.7)	Taxes paid	(96.6)	(114.2)
17.3	(9.0)	(Increase) decrease in working capital	14.2	(3.3)
27.3	14.6	Cash flows provided by operating activities	126.5	101.3
(33.1)	(30.7)	Capital expenditures and investments	(122.6)	(114.9)
(14.5)	(19.8)	(Increase) decrease in financial investments	(12.7)	(23.2)
(0.0)	0.7	(Increase) decrease in other non-current items	0.8	0.6
11.4	16.2	Proceeds from sale of assets and businesses	22.6	27.1
(36.2)	(33.6)	Cash flows used in investing activities	(112.0)	(110.4)
20.5	25.3	New finance debt	20.6	62.8
(5.9)	0.0	Repayment of finance debt	(9.7)	(7.3)
(5.7)	(0.0)	Dividend paid	(33.7)	(21.5)
(2.5)	(0.4)	Net current finance debt and other	(0.3)	(7.3)
6.5	24.8	Cash flows provided by (used in) financing activities	(23.1)	26.6
(2.4)	5.8	Net increase (decrease) in cash and cash equivalents	(8.6)	17.5
7.0	1.1	Effect of exchange rate changes on cash and cash equivalents	5.7	2.9
77.8	78.4	Cash and cash equivalents at the beginning of the period (net of overdraft)	85.3	64.9
82.4	85.3	Cash and cash equivalents at the end of the period (net of overdraft)	82.4	85.3

Cash and cash equivalents included a net bank overdraft of NOK 0.7 billion at 31 December 2014 and a net bank overdraft that was rounded to zero at 31 December 2013.

Notes to the condensed interim financial statements

1 Organisation and basis of preparation

General information and organisation

Statoil ASA, originally Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

The Statoil group's (Statoil's) business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products. Statoil ASA is listed on the Oslo Stock Exchange (Norway) and the New York Stock Exchange (USA).

All Statoil's oil and gas activities and net assets on the Norwegian Continental Shelf (NCS) are owned by Statoil Petroleum AS, a 100% owned operating subsidiary. Statoil Petroleum AS is co-obligor or guarantor of certain debt obligations of Statoil ASA.

Statoil's condensed interim financial statements for the fourth quarter of 2014 were authorised for issue by the board of directors on 5 February 2015.

Basis of preparation

These condensed interim financial statements are prepared in accordance with International Accounting Standard 34 *Interim Financial Reporting* as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The condensed interim financial statements do not include all of the information and disclosures required by International Financial Reporting Standards (IFRSs) for a complete set of financial statements, and these condensed interim financial statements should be read in conjunction with the annual financial statements. IFRSs as adopted by the EU differ in certain respects from IFRSs as issued by the IASB, but the differences do not impact Statoil's financial statements for the periods presented. A description of the significant accounting policies applied is included in the Statoil annual financial statements for 2013 and applies to these condensed interim financial statements.

The condensed interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period. Certain amounts in the comparable period have been restated to conform to current period presentation.

The condensed interim financial statements are unaudited.

Changes to significant accounting policies in the four quarters of 2014

Except for the two policy changes described in the following, there have been no changes to significant accounting policies in the four quarters of 2014 compared to the annual financial statements for 2013.

Natural gas sales made by Statoil subsidiaries on behalf of the Norwegian State

With effect from the first quarter of 2014, Statoil changed its policy for the presentation of natural gas sales, and related expenditure, on behalf of the Norwegian State made by Statoil subsidiaries in their own name. Where the subsidiary is considered the principal in the transaction, such gas sales were previously presented gross in the Consolidated statement of income, while the Norwegian State's share of profit or loss was reflected in Statoil's *Selling, general and administrative expenses* as expenses or reduction of expenses, respectively. As of the first quarter of 2014, such natural gas sales made by Statoil subsidiaries on behalf of the Norwegian State are presented net in the Consolidated statement of income. They are linked to, and in nature no different from, Statoil ASA's marketing and sale of natural gas in its own name, but for the Norwegian State's account and risk, which are presented net. Following the change in policy, the assessment of the principal in the transactions and the related presentation of sales for the account and risk of the Norwegian State are determined on a consolidated basis. The revised policy more consistently reflects the sales of natural gas for the account and risk of the Statoil group, excluding transactions made on behalf of the Norwegian State, and therefore provides more relevant information.

The changes have been applied retrospectively in these condensed interim financial statements including the notes. The change in accounting policy is immaterial to the Consolidated statement of income for the periods covered by these condensed interim financial statements. There is no impact on *Net operating income*, *Net income*, the Consolidated balance sheet or the Consolidated statement of cash flows from this policy change.

Recognition of disputed income tax positions

With effect from the third quarter of 2014, Statoil changed its policy for the recognition of income tax positions for which payment has been made despite Statoil disputing the tax claim involved. Previously only amounts virtually certain of being refunded to Statoil were reflected as assets for positions involving such disputed income tax amounts. As of the third quarter of 2014 Statoil reflects as assets any disputed amounts that are probable of being refunded. The corresponding impact to profit and loss is reflected as a reduction within *Income tax* in the Consolidated statement of income.

The change in policy mitigates the previously asymmetrical accounting for disputed tax cases involving assets and liabilities. Disputed income tax positions are now reflected in the Consolidated balance sheet as assets if a refund from the relevant tax authority is probable, and as liabilities if an outflow of cash from Statoil is probable. This ensures that the financial statements more consistently reflect the underlying facts and evaluations in each case. Consequently more relevant information is provided independently of whether an income tax dispute occurs in a tax regime that requires up-front payment in disputed matters (such as for instance Norway), or in a tax regime where disputed payments are not due until a dispute has been legally settled in Statoil's disfavour.

The change in accounting policy is not material to the Consolidated statement of income, the Consolidated balance sheet or the Consolidated statement of cash flows for the periods covered by these condensed interim financial statements, and consequently has not been applied retrospectively.

Use of estimates
The preparation of financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis, considering the current and expected future market conditions. A change in an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

2 Segments

Statoil's operations are managed through the following operating segments: Development and Production Norway (DPN), Development and Production North America (DPNA), Development and Production International (DPI), Marketing, Processing and Renewable Energy (MPR) and Other.

Statoil reports its business through reporting segments which correspond to the operating segments, except for the operating segments DPI and DPNA which have been aggregated into one reporting segment, Development and Production International. This aggregation has its basis in similar economic characteristics, the nature of products, services and production processes, the type and class of customers and the methods of distribution.

The Eliminations section includes the elimination of inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products. Inter-segment revenues are based upon estimated market prices.

Segment data for the fourth quarter and the full year of 2014 and 2013 is presented below. The reported measure of segment profit is *Net operating income*. Deferred tax assets, pension assets and non-current financial assets are not allocated to the segments. Also, the line Additions to PP&E, intangibles and associated companies is excluding movements due to changes in asset retirement obligations.

(in NOK billion)	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other	Eliminations	Total
Fourth quarter 2014						
Revenues third party and Other income	6.4	2.6	144.3	(0.2)	-	153.1
Revenues inter-segment	43.9	14.4	0.4	0.0	(58.8)	0.0
Net income (loss) from associated companies	0.0	(0.7)	0.1	0.0	-	(0.5)
Total revenues and other income	50.3	16.3	144.9	(0.1)	(58.8)	152.6
Net operating income	29.5	(24.7)	2.8	0.5	0.9	9.0
Significant non-cash items recognised						
- Depreciation and amortisation	11.3	10.0	0.6	0.2	-	22.2
- Change in pension plan (gain)	(2.3)	(0.1)	(0.7)	(0.4)	-	(3.5)
- Net impairment losses (reversals)	2.3	12.3	(0.4)	0.0	-	14.2
- Unrealised (gain) loss on commodity derivatives	0.4	0.0	(2.8)	0.0	-	(2.4)
- Exploration expenditures written off	0.4	7.0	0.0	0.0	-	7.4
Additions to PP&E, intangibles and associated companies	12.0	17.2	2.4	0.1	-	31.7

(in NOK billion)	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other	Eliminations	Total
Fourth quarter 2013						
Revenues third party and Other income	2.7	7.3	146.8	0.3	-	157.0
Revenues inter-segment	50.1	17.7	0.3	0.1	(68.1)	0.0
Net income (loss) from associated companies	0.0	0.1	0.1	(0.0)	-	0.1
Total revenues and other income	52.8	25.1	147.1	0.3	(68.1)	157.1
Net operating income	37.2	6.1	3.3	(0.3)	(2.4)	43.9
Significant non-cash items recognised						
- Depreciation and amortisation	7.9	8.5	0.6	0.4	-	17.4
- Provisions	0.0	0.3	0.0	0.0	-	0.3
- Net impairment losses (reversals)	0.0	1.2	0.0	0.0	-	1.2
- Unrealised (gain) loss on commodity derivatives	4.6	0.0	(0.1)	0.0	-	4.5
- Exploration expenditures written off	0.2	1.4	0.0	0.0	-	1.6
Additions to PP&E, intangibles and associated companies	15.5	12.9	1.6	0.2	-	30.2

(in NOK billion)	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other	Eliminations	Total
Full year 2014						
Revenues third party and Other income	9.0	18.6	595.0	0.4	-	622.9
Revenues inter-segment	173.2	67.3	1.8	0.0	(242.3)	(0.0)
Net income (loss) from associated companies	0.1	(0.8)	0.5	(0.0)	-	(0.3)
Total revenues and other income	182.2	85.2	597.3	0.3	(242.3)	622.7
Net operating income	111.7	(19.5)	16.2	(1.5)	2.6	109.5
Significant non-cash items recognised						
- Depreciation and amortisation	37.7	33.0	2.8	1.0	-	74.5
- Change in pension plan (gain)	(2.3)	(0.1)	(0.7)	(0.4)	-	(3.5)
- Net impairment losses (reversals)	2.3	23.8	0.8	0.0	-	26.9
- Unrealised (gain) loss on commodity derivatives	0.6	0.0	(3.1)	0.0	-	(2.5)
- Exploration expenditures written off	0.8	12.9	0.0	0.0	-	13.7
Investments in associated companies	0.2	4.8	3.2	0.2	-	8.4
Non-current segment assets	262.0	333.8	46.3	5.1	-	647.3
Non-current assets, not allocated to segments						76.0
Total non-current assets						731.7
Additions to PP&E, intangibles and associated companies	55.1	61.4	7.8	0.8	-	125.1

(in NOK billion)	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other	Eliminations	Total
Full year 2013						
Revenues third party and Other income	9.4	16.5	607.5	1.0	-	634.4
Revenues inter-segment	192.7	65.4	1.0	0.1	(259.1)	0.0
Net income (loss) from associated companies	0.1	(0.0)	0.1	(0.0)	-	0.1
Total revenues and other income	202.2	81.9	608.6	1.0	(259.1)	634.5
Net operating income	137.1	16.4	2.6	(1.1)	0.4	155.5
Significant non-cash items recognised						
- Depreciation and amortisation	31.6	29.8	2.7	1.3	-	65.4
- Provisions	0.8	4.6	4.1	0.0	-	9.5
- Net impairment losses (reversals)	0.6	2.1	4.3	0.0	-	7.0
- Unrealised (gain) loss on commodity derivatives	5.6	0.0	(0.1)	0.0	-	5.5
- Exploration expenditures written off	0.3	2.8	0.0	0.0	-	3.1
Investments in associated companies	0.2	4.8	2.3	0.2	-	7.4
Non-current segment assets	247.6	286.5	39.3	5.6	-	578.9
Non-current assets, not allocated to segments						60.5
Total non-current assets						646.8
Additions to PP&E, intangibles and associated companies	57.3	52.9	5.9	1.3	-	117.4

In the fourth quarter of 2014, the segment results were positively impacted by a curtailment gain recognised upon decision to change the company's pension plan in Norway. See note 7 *Pensions* for details.

The DPN segment recognised a gain of NOK 5.9 billion from the transaction with Wintershall discussed in note 3 *Acquisitions and dispositions.* The operating income for the DPN segment was negatively impacted by impairment losses of NOK 2.3 billion in the fourth quarter, primarily resulting from reduced short-term oil price forecasts.

In the DPI segment, impairment losses of NOK 16.5 billion were recognised, primarily resulting from reduced short-term oil price forecasts. A total of NOK 10.5 billion of the impairment losses relates to the unconventional onshore assets in North America which have been recognised as *Depreciation, amortisation and net impairment losses* for NOK 6.3 billion and *Exploration expenses* for NOK 4.2 billion, based on the impaired assets' nature of *Property, Plant and Equipment* and *Intangible assets*. The remainder of the impairments in the DPI segment relates to a number of conventional assets in the DPI segment for which NOK 6.0 billion has been recognised as *Depreciation, amortisation and net impairment losses*, based on the impaired assets' nature of *Property, Plant and Equipment.*

Additionally, the *Exploration expenses* in the DPI segment have been impacted by impairments and write-offs of exploration expenditures of NOK 2.9 billion. Furthermore, NOK 2.3 billion has been recognised as *Exploration expenses* following the cancellation of a rig contract.

For the previous quarters of 2014, the DPI segment was also negatively impacted by impairment losses of NOK 15.9 billion, mainly related to the Kai Kos Dehseh oil sands project, goodwill allocated to US onshore assets and exploration assets in Angola and the Gulf of Mexico.

The segment data for MPR for the full year of 2014, includes an amount of NOK 2.8 billion recognised and presented as *Other income* in the first quarter following an arbitration ruling in Statoil's favour.

The segment data for DPN, MPR and DPI has also been influenced by the sale transactions discussed in note 3 *Acquisitions and dispositions*.

Revenues by geographic areas
When attributing *Revenues third party and Other income* to the country of the legal entity executing the sale for the full year of 2014, Norway constitutes 75%, and the USA constitutes 15%.

Non-current assets by country

(in NOK billion)	At 31 December 2014	At 31 December 2013
Norway	289.6	269.6
USA	182.9	159.2
Angola	51.3	45.9
Brazil	29.5	24.5
Azerba jan	23.6	19.0
UK	19.7	13.6
Canada	17.6	19.9
Algeria	11.8	9.0
Other countries	29.5	25.6
Total non-current assets*	655.6	586.3

* Excluding deferred tax assets, pension assets and non-current financial assets.

3 Acquisitions and dispositions

Transactions in the fourth quarter of 2014
Sale of interests in licences on the Norwegian Continental Shelf
In the fourth quarter of 2014 Statoil closed an agreement with Wintershall to sell certain ownership interests in licences on the Norwegian Continental Shelf. A gain of NOK 5.9 billion has been recognised in the Development and Production Norway (DPN) segment. The gain has been presented in the line item *Other income* in the Consolidated statement of income. The transaction is tax exempt under the rules in the Norwegian Petroleum Tax system and the gain includes a release of related deferred tax liabilities. Proceeds from the sale were NOK 8.7 billion (USD 1.25 billion).

Agreement to sell interests in the Marcellus onshore play
In the fourth quarter of 2014 Statoil entered into an agreement to sell a working interest in the non-operated southern Marcellus onshore asset to Southwestern Energy for a cash consideration of NOK 2.9 billion (USD 0.4 billion). Through the transaction Statoil will reduce its ownership share from 29% to 23%. Subsequent to year-end 2014, the transaction has been closed and it will be recognised in the Development and Production International (DPI) segment in the first quarter of 2015.

Agreement to sell interests in the Shah Deniz project and the South Caucasus Pipeline
In the fourth quarter of 2014 Statoil entered into an agreement with Petronas to sell its remaining 15.5% working interest in the Shah Deniz project and the South Caucasus Pipeline for a cash consideration of NOK 16.7 billion (USD 2.25 billion) as of the economic date 1 January 2014. The transaction will be recognised in the DPI segment and is expected to be closed in the first half of 2015. Upon closing, Statoil will reduce its commitments related to long-term agreements for pipeline transportation by approximately NOK 60 billion.

Transactions in previous quarters 2014
Sale of interests in the Shah Deniz project and the South Caucasus Pipeline
In the first quarter of 2014 Statoil closed an agreement with BP and in the second quarter of 2014 Statoil closed an agreement with SOCAR to divest a 3.33% working interest and a 6.67% working interest, respectively, in the Shah Deniz project and the South Caucasus Pipeline. Gains of NOK 1.8 billion (DPI NOK 1.7 billion and Marketing, Processing and Renewable Energy (MPR) NOK 0.1 billion) and NOK 3.6 billion (DPI NOK 3.5 billion and MPR NOK 0.1 billion), respectively, were recognised in the first and second quarter of 2014. The gains have been presented in the line item *Other income* in the Consolidated statement of income. The part of the transaction recognised in the DPI segment was tax exempt under the rules in Norway and Azerbaijan. Proceeds from the sale were NOK 2.7 billion and NOK 5.5 billion in the first and second quarter, respectively.

Kai Kos Dehseh oil sands swap agreement
In the second quarter of 2014 Statoil and its partner PTTEP closed an agreement to swap the two parties' respective interests in the Kai Kos Dehseh oil sands project in Alberta, Canada. Statoil paid a balancing cash consideration of NOK 2.5 billion and assumed a net liability of NOK 0.3 billion. Subsequent to the closing, Statoil continues as 100% owner of the Leismer and Corner projects, while PTTEP owns 100% of the Thornbury, Hangingstone and South Leismer areas. The transaction was recognised in the DPI segment in the second quarter of 2014 resulting in an increase in *Property, plant and equipment* of NOK 4.6 billion, including a transfer from *Intangible assets* of NOK 1.8 billion, and with no impact on the Consolidated statement of income.

Other transactions
In the third quarter of 2014 Statoil closed an agreement to divest a 35% working interest in the Dudgeon offshore wind-farm and retain a 35% working interest, an agreement to farm down a 15% working interest in Angola Block 39 and retain a 40% working interest, and an agreement to divest its 5% working interest in Angola Block 15/06. Gains of NOK 0.9 billion from the transactions have been presented within the line item *Other income* in the Consolidated statement of income from the MPR and DPI segments by NOK 0.4 billion and NOK 0.5 billion, respectively.

4 Financial items

Fourth quarter				Full year	
2014	**2013**	**(in NOK billion)**	**2014**	**2013**
(2.8)	(1.4)	Net foreign exchange gains (losses)	(2.2)	(8.6)
1.3	0.7	Interest income and other financial items	4.0	3.6
2.2	(1.7)	Gains (losses) derivative financial instruments	5.8	(7.4)
(1.7)	(1.7)	Interest and other finance expenses	(7.6)	(4.6)
(1.0)	(4.1)	Net financial items	(0.0)	(17.0)

In 2014 Statoil issued bonds for a total amount of NOK 20.5 billion. The bonds have maturities of 3-10 years and were issued in USD.

All of the bonds are unconditionally guaranteed by Statoil Petroleum AS.

5 Income tax

Fourth quarter				Full year	
2014	**2013**	**(in NOK billion)**	**2014**	**2013**
8.0	39.8	Income before tax	109.4	138.4
(16.9)	(25.0)	Income tax	(87.4)	(99.2)
210.3 %	62.9 %	Equivalent to a tax rate of	79.9 %	71.7 %

The tax rate for the fourth quarter of 2014, and for the full year 2014, was primarily influenced by impairments with lower than average tax rates, partly offset by a tax exempted gain on the Norwegian Continental Shelf (NCS) as described in note 3 *Acquisitions and dispositions*. The tax rate was also influenced by tax effect of foreign exchange losses in entities that are taxable in other currencies than the functional currency. For the full year 2014 the tax rate was also influenced by the tax exempted sale of interests in the Shah Deniz Project and the recognition of a non-cash tax income following a verdict in the Norwegian Supreme Court in February 2014. The Supreme Court voted in favour of Statoil in a tax dispute regarding the tax treatment of foreign exploration expenditures.

The tax rate for the fourth quarter of 2013 was primarily influenced by the tax exempted gain on the NCS. The tax rate for the full year 2013 was primarily influenced by costs and impairment, including onerous contract provision and losses on financial items, subject to lower than average tax rates. This was partly offset by the tax exempted gains on the NCS.

6 Property, plant and equipment and Intangible assets

(in NOK billion)	Property, plant and equipment	Intangible assets
Balance at 31 December 2013	487.4	91.5
Additions *	126.3	8.7
Transfers **	9.5	(9.5)
Disposals	(13.2)	(1.8)
Expensed exploration expenditures and impairment losses ***	-	(13.7)
Depreciation, amortisation and net impairment losses ***	(96.9)	(4.5)
Effect of foreign currency translation adjustments	48.9	14.6
Balance at 31 December 2014	562.1	85.2

* Includes NOK 2.8 billion in *Property, plant and equipment* related to the Kai Kos Dehseh oil sands swap agreement. See note 3 *Acquisitions and dispositions*.

** Includes NOK 1.8 billion related to the Kai Kos Dehseh oil sands swap agreement. See note 3 *Acquisitions and dispositions*.

*** Includes impairment losses of NOK 22.5 billion and NOK 18.1 billion in *Property, plant and equipment* and *Intangible assets*, respectively. See note 2 *Segments*.

7 Pensions

Statoil decided to change the company's pension plan in Norway from defined benefit plan to defined contribution plan with effect from 2015. Employees with less than 15 years left before regular retirement age will remain with the current defined benefit plans. A compensation plan will be established for onshore employees between 37 and 51 years of age and offshore employees between 35 and 49 years of age. The change resulted in the recognition of a curtailment gain of NOK 3.5 billion in the fourth quarter of 2014 in the Consolidated statement of income. Of this amount NOK 2.3 billion was recognised in the Development and Production Norway segment, NOK 0.7 billion in the Marketing, Processing and Renewable Energy segment, NOK 0.4 billion in the Other segment and NOK 0.1 billion in the Development and Production International segment.

8 Provisions, commitments, contingent liabilities and contingent assets

Statoil's estimated asset retirement obligations (ARO) have increased by NOK 17.2 billion during 2014, mainly due to a reduction in discount rates. Changes in ARO are reflected within *Property, plant and equipment* and *Provisions* in the Consolidated balance sheet.

In the first quarter of 2014 a major part of the financial exposure related to long term gas sales price review claims at that time, for which arbitration previously had been requested, was settled on commercial terms with no significant impact on the condensed interim financial statements. At the end of the fourth quarter of 2014 the exposure related to ongoing price review arbitration cases was approximately NOK 4.4 billion for gas delivered prior to fourth quarter end. Statoil has provided for its best estimate related to price review arbitration cases in these condensed interim financial statements, with the impact to the Consolidated statement of income reflected as revenue adjustments.

The agreement to sell Statoil`s remaining 15.5% ownership interest in Shah Deniz will reduce commitments related to long-term agreements for pipeline transportation, see note 3 *Acquisitions and dispositions*.

During the normal course of its business Statoil is involved in legal proceedings, and several other unresolved claims are currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined at this time. Statoil has provided in its condensed interim financial statements for probable liabilities related to litigation and claims based on the company's best judgement. Statoil does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

9 Subsequent events

On 5 February 2015 the Board of Directors proposed to declare a dividend for the fourth quarter of 2014 of NOK 1.80 per share.

As descr bed in note 2 *Segments* Statoil has in 2014 recognised impairment losses resulting from declining commodity price forecasts for the period until 31 December 2014. Subsequent to 31 December 2014 commodity price forecasts have continued to decline and Statoil has estimated that a 15% drop in commodity forward prices for a three year period would result in additional impairment write-downs impacting net income for the first quarter of 2015 in the range of NOK 5 billion to NOK 10 billion.

Supplementary disclosures

OPERATIONAL DATA

	Fourth quarter				Full year		
2014	**2013**	**change**	**Operational data**		**2014**	**2013**	**change**
			Prices				
76.6	109.2	(30%)	Average Brent oil price (USD/bbl)		**98.9**	108.7	(9%)
68.5	102.8	(33%)	*Development and Production Norway average liquids price (USD/bbl)*		**90.6**	101.0	(10%)
64.3	96.8	(34%)	*Development and Production International average liquids price (USD/bbl)*		**85.6**	98.4	(13%)
66.9	100.4	(33%)	Group average liquids price (USD/bbl)		**88.6**	100.0	(11%)
458.9	607.8	(24%)	Group average liquids price (NOK/bbl) [1]		**558.5**	587.8	(5%)
1.70	2.02	(16%)	Transfer price natural gas (NOK/scm) [9]		**1.57**	1.92	(18%)
2.36	2.62	(10%)	Average invoiced gas prices - Europe (NOK/scm) [8]		**2.28**	2.45	(7%)
0.93	0.89	4%	Average invoiced gas prices - North America (NOK/scm) [8]		**1.04**	0.83	25%
5.7	2.5	>100%	Refining reference margin (USD/bbl) [2]		**4.7**	4.1	14%
			Entitlement production (mboe per day)				
619	567	9%	*Development and Production Norway DPN entitlement liquids production*		**588**	591	(0%)
426	356	20%	*Development and Production International entitlement liquids production*		**383**	354	8%
1,045	923	13%	Group entitlement liquids production		**971**	946	3%
712	638	12%	*Development and Production Norway entitlement gas production*		**595**	626	(5%)
175	162	8%	*Development and Production International entitlement gas production*		**163**	148	10%
886	800	11%	Group entitlement gas production		**758**	773	(2%)
1,932	1,723	12%	Total entitlement liquids and gas production [3]		**1,729**	1,719	1%
			Equity production (mboe per day)				
619	567	9%	*Development and Production Norway equity liquids production*		**588**	591	(0%)
560	521	7%	*Development and Production International equity liquids production*		**538**	524	3%
1,179	1,087	8%	Group equity liquids production		**1,127**	1,115	1%
712	638	12%	*Development and Production Norway equity gas production*		**595**	626	(5%)
213	220	(3%)	*Development and Production International equity gas production*		**205**	200	3%
925	858	8%	Group equity gas production		**801**	825	(3%)
2,103	1,945	8%	Total equity liquids and gas production [4]		**1,927**	1,940	(1%)
			Marketing, Processing and Renewable Energy sales volumes				
213	193	10%	Crude oil sales volumes (mmbl)		**811**	809	0%
12.6	11.6	8%	Natural gas sales Statoil entitlement (bcm)		**43.1**	44.2	(3%)
2.1	3.2	(36%)	Natural gas sales third-party volumes (bcm)		**8.1**	12.3	(34%)
			Production cost (NOK/boe, last 12 months)				
55	50	9%	Production cost entitlement volumes		**55**	50	9%
49	44	10%	Production cost equity volumes		**49**	44	10%
48	44	9%	Production cost equity volumes - excluding injection gas		**48**	44	9%

EXCHANGE RATES

	Fourth quarter				Full year		
2014	**2013**	**change**	**Exchange rates**		**2014**	**2013**	**change**
6.86	6.05	13%	USDNOK average daily exchange rate		6.30	5.88	7%
7.43	6.08	22%	USDNOK period-end exchange rate		7.43	6.08	22%
8.58	8.23	4%	EURNOK average daily exchange rate		8.35	7.81	7%
9.04	8.38	8%	EURNOK period-end exchange rate		9.04	8.38	8%

EXPLORATION EXPENSES

Fourth quarter 2014	2013	change	Exploration expenses (in NOK billion)	Full year 2014	2013	change
2.2	2.3	(1%)	Development and Production Norway exploration expenditures (activity)	7.0	7.9	(11%)
7.8	3.5	>100%	Development and Production International exploration expenditures (activity)	16.8	13.8	21%
10.1	5.7	77%	Group exploration expenditures (activity)	23.9	21.8	10%
1.4	1.2	13%	Expensed, previously capitalised exploration expenditure	2.4	1.9	26%
(2.0)	(2.4)	(18%)	Capitalised share of current period's exploration activity	(7.3)	(6.9)	6%
6.0	0.4	>100%	Impairment / reversal of impairment	11.3	1.2	>100%
15.5	4.9	>100%	Exploration expenses IFRS	30.3	18.0	69%
(8.0)	(0.3)	-	Adjustments	(13.3)	(0.8)	-
7.5	4.6	63%	Adjusted exploration expenses	17.1	17.1	(0%)

NET ADJUSTED FINANCIAL ITEMS 2014

Net adjusted financial items in the fourth quarter of 2014 (in NOK billion)	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax
Financial items according to IFRS	1.3	(2.8)	2.2	(1.7)	(1.0)	5.6	4.6
Foreign exchange (FX) impacts (incl. derivatives)	(1.0)	2.8			1.8		
Interest rate (IR) derivatives			(2.2)		(2.2)		
Adjusted financial items excluding FX and IR derivatives	0.3	0.0	0.0	(1.7)	(1.4)	1.0	(0.4)

Net adjusted financial items in the full year of 2014 (in NOK billion)	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax
Financial items according to IFRS	4.0	(2.2)	5.8	(7.6)	(0.0)	9.4	9.4
Foreign exchange (FX) impacts (incl. derivatives)	(1.0)	2.2			1.2		
Interest rate (IR) derivatives			(5.8)		(5.8)		
Adjusted financial items excluding FX and IR derivatives	3.0	0.0	0.0	(7.6)	(4.6)	4.0	(0.6)

NET ADJUSTED FINANCIAL ITEMS 2013

Net adjusted financial items in the fourth quarter of 2013 (in NOK billion)	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax
Adjusted financial items excluding FX and IR derivatives	0.9	0.0	0.0	(1.7)	(0.8)	0.7	(0.1)

ADJUSTED EARNINGS AFTER TAX BY SEGMENT [5]

(in NOK billion)	Fourth quarter					
	2014			2013		
	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax
Development and Production Norway	24.2	(17.4)	6.8	35.4	(26.6)	8.8
Development and Production International	(2.8)	(2.2)	(5.0)	3.6	(3.1)	0.5
Marketing, Processing & Renewable Energy	5.1	(2.9)	2.2	3.7	(2.0)	1.7
Other	0.5	(0.1)	0.4	(0.3)	0.4	0.1
Group	26.9	(22.6)	4.3	42.3	(31.3)	11.0
Effective tax rates on adjusted earnings			84.1%			73.9%

(in NOK billion)	Full year					
	2014			2013		
	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax
Development and Production Norway	105.5	(76.4)	29.1	132.5	(97.6)	34.8
Development and Production International	13.9	(11.3)	2.6	20.7	(12.5)	8.1
Marketing, Processing & Renewable energy	17.8	(9.7)	8.1	11.1	(6.9)	4.2
Other	(1.1)	0.4	(0.7)	(1.1)	0.3	(0.7)
Group	136.1	(97.0)	39.1	163.1	(116.7)	46.4
Effective tax rates on adjusted earnings			71.3%			71.6%

CAPITAL SPENDING

Fourth quarter			Gross investments	Full year		
2014	2013	change	(in NOK billion)	2014	2013	change
12.0	15.5	(23%)	Development and Production Norway	55.1	57.3	(4%)
17.2	12.9	33%	Development and Production International	61.4	52.9	16%
2.4	1.6	53%	Marketing, Processing and Renewable Energy	7.8	5.9	31%
0.1	0.2	(30%)	Other	0.8	1.3	(35%)
31.7	30.2	5%	Gross investments [1]	125.1	117.4	7%

[1] Defined as additions to property, plant and equipment (including capitalised finance leases), capitalised exploration expenditures, intangible assets, long-term share investments and investments in associated companies.

FINANCIAL INDICATORS

(in NOK billion)	At 31 December		
	2014	2013	change
Gross interest-bearing debt [1]	231.6	182.5	49.0
Net interest-bearing debt adjusted [2]	95.6	63.7	31.9
Net debt to capital employed ratio [2]	19.0%	14.0%	
Net debt to capital employed ratio adjusted [2]	20.0%	15.2%	
Current financial investments	59.2	39.2	20.0
Cash and cash equivalents	83.1	85.3	(2.1)

[1] Defined as non-current and current finance debt.

[2] In the calculation of adjusted net interest-bearing debt, we make certain adjustments which make net interest-bearing debt and the net debt to capital employed ratio non-GAAP financial measures. For an explanation and calculation of the ratio, see Use and reconciliation of non-GAAP financial measures.

Gross interest-bearing debt[1] increased by NOK 49.0 billion mainly due to increased non-current finance debt of NOK 39.6 billion and increased current finance debt of NOK 9.4 billion, primarily related to proceeds from new finance debt issued in capital markets, amounting to USD 3.0 billion in 2014 as well as currency effects related to the strengthening of USD towards NOK and EUR in 2014.

Net interest-bearing debt adjusted[2] increased by NOK 31.9 billion, mainly due to an increase in gross interest-bearing debt of NOK 49.0 billion, partly offset by increase in cash and cash equivalents and current financial investments by NOK 17.8 billion.

The **net debt to capital employed ratio[2]** increased from 14.0% to 19.0%, mainly due to an increase in net interest-bearing debt of NOK 31.9 billion and an increase in capital employed. **Net debt to capital employed adjusted[2]** increased from 15.2% to 20% mainly due to the same factors.

Current financial investments increased by NOK 20.0 billion. Current financial investments are a part of our liquidity management and reflect mainly deposits, treasury bills and commercial papers with a maturity of more than three months.

Cash and cash equivalents decreased by NOK 2.1 billion. The decrease mainly reflects decreased levels of deposits, treasury bills and commercial papers with a maturity of three months or less.

At 31 December 2014 there are no outstanding amounts on the USCP program.

HEALTH, SAFETY AND THE ENVIRONMENT (HSE)

Fourth quarter 2014	2013	HSE	2014	Full year 2013
2.7	3.5	Total recordable injury frequency	**3.0**	3.8
0.6	0.7	Serious incident frequency (SIF)	**0.6**	0.8
36	46	Accidental oil spills (number)	**213**	219
37	4	Accidental oil spills (cubic metres)	**91**	69

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e. IFRS).

For more information on our use of non-GAAP financial measures, see report section - Financial analysis and review - Non-GAAP measures in Statoil's 2013 Annual Report on Form 20-F.

The following financial measures may be considered non-GAAP financial measures:
- Adjusted earnings (including Adjusted revenues and other income, Adjusted purchases, Adjusted operating expenses and selling, general and administrative expenses, Adjusted depreciation, amortisation and net impairment losses and Adjusted exploration expenses)
- Adjusted earnings after tax
- Return on average capital employed after tax (ROACE)
- Production cost per boe
- Net interest-bearing debt adjusted
- Net debt to capital employed ratio
- Net debt to capital employed ratio adjusted

Adjusted earnings are based on net operating income and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not to be specifically related to Statoil's underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to Statoil's IFRS measures that provides an indication of Statoil's underlying operational performance in the period and facilitates a better understanding of operational trends between the periods. Adjusted earnings adjusts for the following items:
- Certain gas contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives, required to be carried at fair value. Certain transactions related to historical divestments include contingent considerations, carried at fair value. The accounting impacts of the aforementioned are excluded in Adjusted Earnings.

- **Periodisation of inventory hedging effect:** Commercial storage is hedged in the paper market. Commercial storage is accounted for by using the lowest of cost and market price. If market prices increase over cost price, there will be a loss in the IFRS profit & loss statement since the derivatives always reflects changes in the market price. An adjustment is made to reflect the unrealised market value on the commercial storage. As a result, loss on derivatives is matched by a similar adjustment for the exposure being managed. If market prices decrease under cost price, the write-down and the derivative effect in the IFRS profit & loss statement will offset each and no adjustment is done.
- **Over/underlift** is accounted for using the sales method and therefore revenues are reflected in the period the product is sold rather than in the period it is produced. The over/underlift position depends on a number of factors related to our lifting program and the way it corresponds to our entitlement share of production. The effect on income for the period is therefore adjusted, to show estimated revenues and associated costs based upon the production for the period which management believes better reflects operational performance.
- Statoil holds **operational storage** which is not hedged in the paper market due to inventory strategies. Cost of goods sold is measured based on the FIFO (first-in, first-out) method, and includes realized gains or losses that arise due to changes in market prices. These gains or losses will fluctuate from one period to another and are not considered part of the underlying operations for the period.
- **Impairment** and **reversal of impairment** are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset; not only the period in which it is impaired or the impairment is reversed. Impairment and reversal of impairment can impact both the Exploration expenses and the Depreciation, amortization and impairment line items.
- **Gain or loss from sales** is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold.
- **Internal unrealised profit on inventories:** Volumes derived from equity oil on inventory will vary depending on several factors and inventory strategies, i.e. level of crude oil in inventory, equity oil used in the refining process and level of in-transit cargoes. Internal profit related to volumes sold between entities in the group, and still in inventory at period end, is eliminated according to IFRS (write down to production cost). The proportion of realised versus unrealised gain will fluctuate from one period to another due to inventory strategies and accordingly impact Net operating income. This impact is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity volumes is excluded in adjusted earnings.
- **Other items of income and expense** are adjusted when the impacts on income in the period are not reflective of Statoil's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions but they may also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. Other items can include transactions such as provisions related to reorganisation, early retirement, etc.

The measure **adjusted earnings after tax** excludes net financial items (the principal line items impacted by the change in functional currency) and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). In addition, tax effect related to tax exposure items not related to the individual reporting period is excluded from adjusted earnings after tax. Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its operational performance excluding the impact of financing, to be a supplemental measure to Statoil's net income. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher or lower than the statutory tax rate for any given period.

Management considers that adjusted earnings after tax provides a better indication of the taxes associated with underlying operational performance in the period (excluding financing), and therefore better facilitates a comparison between periods. However, the adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period.

Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating income and net income, which are the most directly comparable IFRS measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS measures since they do not include all the items of revenues/gains or expenses/losses of Statoil which are needed to evaluate its profitability on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre and post-tax impacts of net financial items. We reflect such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. The measures should therefore not be used in isolation.

Adjusted earnings equal the sum of net operating income less all applicable adjustments. Adjusted earnings after tax equals the sum of net operating income less income tax in business areas and adjustments to operating income taking the applicable marginal tax into consideration. See the tables in the following section for details.

Calculation of numerator and denominator used in ROACE calculation (in NOK billion, except percentages)	2014	31 December 2013
Net Income (last 12 months)	22.0	39.2
- Net Financial Items (last 12 months)	(0.0)	
- Tax on Financial Items (last 12 months)	9.2	
+ Accretion Expense after Tax	(1.1)	
+ Net Financial Items Adjusted after tax (last 12 months)[1]		4.6
Net Income adjusted for Financial Items after Tax (A1)	11.8	43.9
Adjusted Earnings after Tax (last 12 months) (C1)	39.1	46.4
Calculated Average Capital Employed:		
Average Capital Employed before Adjustments (B1)	442.2	386.6
Average Capital Employed (B2)	448.2	392.3
Calculated RoACE:		
Calculated RoACE based on Average Capital Employed before Adjustments (A1/B1)	2.7%	11.3%
Calculated RoACE based on Adjusted Earnings after Tax and Capital Employed (C1/B2)	8.7%	11.8%

[1] Calculation of financial items is revised for 2014 unadjusted RoACE definition. Net Financial Items Adjusted after tax (last 12 months) for 2013 includes financial items adjusted of NOK -4.6 billion and tax on financial items of NOK 9.2 billion.

Production cost per barrel is based on operating expenses related to production of oil and gas. Statoil uses production cost per barrel because it allows Statoil to evaluate the underlying development in product costs. The following is a reconciliation of overall operating expenses to operating expenses exclusively related to production of oil and gas volumes:

Reconciliation of overall operating expenses to production cost (in NOK billion)	For the three months ended				
	2014				2013
	31 December	30 September	30 June	31 March	31 December
Operating expenses, Statoil Group	**15.2**	19.3	19.3	19.0	17.5
Deductions of costs not relevant to production cost calculation:					
Operating expenses in Business Areas non-upstream	**5.7**	7.5	7.1	7.7	6.8
Total operating expenses upstream	**9.5**	11.8	12.2	11.3	10.7
Operation over/underlift [1]	**(1.2)**	0.0	0.3	(0.0)	(0.2)
Transportation pipeline/vessel upstream [2]	**2.0**	1.7	1.9	1.9	1.6
Miscellaneous items[3]	**(0.6)**	1.8	1.4	1.0	1.7
Total operating expenses upstream for cost per barrel calculation	**9.2**	8.3	8.6	8.4	7.6
Injection gas purchase [5]	**0.2**	0.1	0.1	0.2	0.0
Total operating expenses upstream excl. Injection gas purchase	**9.1**	8.2	8.5	8.2	7.6
Entitlement production used in the cost per barrel calculation (mboe/d)	**1,932**	1,626	1,588	1,770	1,723
Equity production used in the cost per barrel calculation (mboe/d)	**2,103**	1,829	1,799	1,978	1,945

1) Exclusion of the effect from the over-underlift position in the period. Reference is made to End notes 5.
2) Transportation costs are excluded from the unit of production cost calculation.
3) Consists of royalty payments, removal/abandonment estimates and reversal of provision related to the discontinued part of the early retirement pension.

Production cost	Entitlement production 31 December		Equity production 31 December	
(in NOK per boe)*	2014	2013	2014	2013
Production cost per boe	**55**	50	**49**	44
Production cost excluding injection gas per boe			**48**	44

* Production cost per boe is calculated as the Total operating expenses upstream for the last four quarters divided by the production volumes for the corresponding period.

The calculated **net debt to capital employed ratio** is viewed by Statoil as providing a more complete picture of the Group's current debt situation than gross interest-bearing debt. The calculation uses balance sheet items related to gross interest-bearing debt and adjusts for cash, cash equivalents and current financial investments. Further adjustments are made for different reasons:

- Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions will not be netted in the balance sheet and will over-report the debt stated in the balance sheet compared to the underlying exposure in the Group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are off-set against receivables on the SDFI.

- Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt.

The table below reconciles net interest-bearing debt, capital employed and the net debt to capital employed ratio to the most directly comparable financial measure or measures calculated in accordance with IFRS.

Calculation of capital employed and net debt to capital employed ratio (in NOK billion, except percentages)	At 31 December 2014	2013
Shareholders' equity	380.8	355.5
Non-controlling interests	0.4	0.5
Total equity (A)	381.2	356.0
Current finance debt	26.5	17.1
Non-current finance debt	205.1	165.5
Gross interest-bearing debt (B)	231.6	182.5
Cash and cash equivalents	83.1	85.3
Current financial investments	59.2	39.2
Cash and cash equivalents and financial investment (C)	142.3	124.5
Net interest-bearing debt before adjustments (B1) (B-C)	89.2	58.0
Other interest-bearing elements [1]	8.0	7.1
Marketing instruction adjustment [2]	(1.6)	(1.3)
Adjustment for project loan [3]	(0.1)	(0.2)
Net interest-bearing debt adjusted (B2)	95.6	63.7
Net interest-bearing debt adjusted (B3)	95.6	63.7
Calculation of capital employed:		
Capital employed before adjustments to net interest-bearing debt (A+B1)	470.4	414.0
Capital employed before normalisation for cash build up for tax payment (A+B2)	476.7	419.7
Capital employed adjusted (A+B3)	476.7	419.7
Calculated net debt to capital employed:		
Net debt to capital employed before adjustments (B1/(A+B1)	19.0%	14.0%
Net debt to capital employed before normalisation for tax payment (B2/(A+B2)	20.0%	15.2%
Net debt to capital employed adjusted (B3/(A+B3)	20.0%	15.2%

[1] Adjustments to other interest-bearing elements are cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the Consolidated balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Statoil Forsikring a.s. classified as current financial investments.

[2] Marketing instruction adjustment is adjustment to gross interest-bearing debt due to the SDFI part of the financial lease in the Snøhvit vessels are included in Statoil's Consolidated balance sheet.

[3] Adjustment for project loan is adjustment to gross interest-bearing debt due to the Baku-Tbilisi-Ceyhan project loan structure.

Reconciliation of net operating income to adjusted earnings

The table specifies the adjustments made to each of the profit and loss line item included in the net operating income subtotal.

Items impacting net operating income in the fourth quarter of 2014 (in NOK billion)	Statoil group	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other
Net operating income	**9.0**	29.5	(24.7)	2.8	1.4
Total revenues and other income	**(3.9)**	(5.5)	2.9	(0.8)	(0.5)
Changes in fair value of derivatives	**(0.5)**	(0.1)	0.0	(0.3)	0.0
Periodisation of inventory hedging effect	**(0.2)**	0.0	0.0	(0.2)	0.0
Impairment from associated companies	**0.5**	0.0	0.5	0.0	0.0
Over/underlift	**2.8**	0.6	2.2	0.0	0.0
Other Adjustments	**0.4**	0.0	0.0	0.0	0.4
Gain/loss on sale of assets	**(6.3)**	(6.0)	0.0	(0.3)	0.0
Provisions	**0.3**	0.0	0.3	0.0	0.0
Eliminations	**(0.9)**	0.0	0.0	0.0	(0.9)
Purchases [net of inventory variation]	**3.7**	0.0	0.0	3.7	0.0
Operational storage effects	**3.7**	0.0	0.0	3.7	0.0
Operating expenses	**(4.3)**	(2.1)	(1.4)	(0.4)	(0.5)
Over/underlift	**(1.3)**	0.0	(1.4)	0.0	0.0
Other Adjustments	**(3.0)**	(2.1)	0.0	(0.4)	(0.5)
Selling, general and administrative expenses	**0.3**	(0.0)	(0.1)	0.2	0.1
Other Adjustments	**0.3**	(0.0)	(0.1)	0.2	0.1
Depreciation, amortisation and impairment	**14.1**	2.3	12.3	(0.4)	0.0
Impairment	**16.2**	2.3	12.5	1.4	0.0
Reversal of Impairment	**(2.1)**	0.0	(0.3)	(1.9)	0.0
Exploration expenses	**8.0**	(0.1)	8.1	0.0	0.0
Impairment	**8.1**	0.0	8.1	0.0	0.0
Other Adjustments	**(0.1)**	(0.1)	(0.1)	0.0	0.0
Sum of adjustments to net operating income	**17.9**	(5.4)	21.9	2.3	(0.9)
Adjusted earnings	**26.9**	24.2	(2.8)	5.1	0.5
Tax on adjusted earnings	**(22.6)**	(17.4)	(2.2)	(2.9)	(0.1)
Adjusted earnings after tax	**4.3**	6.8	(5.0)	2.2	0.4

Other adjustements in the fourth quarter of 2014 includes a gain related to the change of pension plan in Norway of NOK 3.5 billion and expenses related to severance packages of NOK 0.6 billion, adjusted for in the Operating expenses, Selling,general and administrative expenses and Exploration expenses line

Items impacting net operating income in the full year of 2014 (in NOK billion)	Statoil group	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other
Net operating income	**109.5**	111.7	(19.5)	16.2	1.1
Total revenues and other income	**(15.5)**	(6.4)	(2.6)	(4.3)	(2.3)
Changes in fair value of derivatives	**(0.9)**	(0.7)	0.0	(0.2)	0.0
Periodisation of inventory hedging effect	**(0.3)**	0.0	0.0	(0.3)	0.0
Impairment from associated companies	**0.5**	0.0	0.5	0.0	0.0
Over/underlift	**2.1**	0.3	1.8	0.0	0.0
Other adjustments	**(2.5)**	0.0	0.0	(2.8)	0.4
Gain/loss on sale of assets	**(12.7)**	(6.0)	(5.8)	(0.9)	0.0
Provisions	**1.0**	0.0	1.0	0.0	0.0
Eliminations	**(2.6)**	0.0	0.0	0.0	(2.6)
Purchases [net of inventory variation]	**5.2**	0.0	0.0	5.2	0.0
Operational storage effects	**5.2**	0.0	0.0	5.2	0.0
Operating expenses	**(3.4)**	(2.0)	(1.0)	(0.4)	0.0
Over/underlift	**(1.0)**	0.1	(1.2)	0.0	0.0
Other adjustments	**(2.5)**	(2.1)	0.0	(0.4)	0.0
Provisions	**0.2**	0.0	0.2	0.0	0.0
Selling, general and administrative expenses	**0.3**	(0.0)	(0.1)	0.2	0.1
Other adjustments	**0.3**	(0.0)	(0.1)	0.2	0.1
Depreciation, amortisation and impairment	**26.9**	2.3	23.8	0.8	0.0
Impairment	**29.2**	2.3	24.0	2.8	0.0
Reversal of impairment	**(2.3)**	0.0	(0.3)	(2.0)	0.0
Exploration expenses	**13.3**	(0.1)	13.3	0.0	0.0
Impairment	**13.4**	0.0	13.4	0.0	0.0
Other adjustments	**(0.1)**	(0.1)	(0.1)	0.0	0.0
Sum of adjustments to net operating income	**26.7**	(6.2)	33.4	1.6	(2.2)
Adjusted earnings	**136.1**	105.5	13.9	17.8	(1.1)
Tax on adjusted earnings	**(97.0)**	(76.4)	(11.3)	(9.7)	0.4
Adjusted earnings after tax	**39.1**	29.1	2.6	8.1	(0.7)

Items impacting net operating income in the fourth quarter of 2013 (in NOK billion)	Statoil group	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other
Net operating income	**43.9**	37.2	6.1	3.3	(2.7)
Total revenues and other income	**(2.3)**	(1.8)	(4.0)	1.2	2.4
Changes in fair value of derivatives	**4.7**	4.6	0.0	0.2	0.0
Periodisation of inventory hedging effect	**0.4**	0.0	0.0	0.4	0.0
Over/underlift	**(0.5)**	(0.2)	(0.3)	0.0	0.0
Other Adjustments	**1.2**	0.6	0.0	0.6	0.0
Gain/loss on sale of assets	**(10.5)**	(6.8)	(3.7)	0.0	0.0
Eliminations	**2.4**	0.0	0.0	0.0	2.4
Purchases [net of inventory variation]	**(0.8)**	0.0	0.0	(0.8)	0.0
Operational storage effects	**(0.2)**	0.0	0.0	(0.2)	0.0
Other Adjustments	**(0.6)**	0.0	0.0	(0.6)	0.0
Operating expenses	**(0.1)**	0.0	(0.1)	0.0	0.0
Over/underlift	**(0.1)**	(0.1)	(0.1)	0.0	0.0
Gain/loss on sale of assets	**0.1**	0.1	0.0	0.0	0.0
Depreciation, amortisation and impairment	**1.2**	0.0	1.2	0.0	0.0
Impairment	**1.4**	0.0	1.4	0.0	0.0
Reversal of Impairment	**(0.2)**	0.0	(0.2)	0.0	0.0
Exploration expenses	**0.3**	0.0	0.3	0.0	0.0
Impairment	**0.3**	0.0	0.3	0.0	0.0
Sum of adjustments to net operating income	**(1.6)**	(1.8)	(2.5)	0.4	2.4
Adjusted earnings	**42.3**	35.4	3.6	3.7	(0.3)
Tax on adjusted earnings	**(31.3)**	(26.6)	(3.1)	(2.0)	0.4
Adjusted earnings after tax	**11.0**	8.8	0.5	1.7	0.1

Items impacting net operating income in the full year of 2013 (in NOK billion)	Statoil group	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other
Net operating income	**155.5**	137.1	16.4	2.6	(0.7)
Total revenues and other income	**(4.9)**	(6.4)	1.2	0.7	(0.4)
Changes in fair value of derivatives	**5.8**	5.6	0.0	0.2	0.0
Periodisation of inventory hedging effect	**0.3**	0.0	0.0	0.3	0.0
Over/underlift	**0.7**	0.6	0.1	0.0	0.0
Other adjustments	**1.4**	0.6	0.6	0.2	0.0
Gain/loss on sale of assets	**(16.9)**	(13.2)	(3.7)	0.0	0.0
Provisions	**4.3**	0.0	4.3	0.0	0.0
Eliminations	**(0.4)**	0.0	0.0	0.0	(0.4)
Purchases [net of inventory variation]	**(0.6)**	0.0	0.0	(0.6)	0.0
Operational storage effects	**(0.1)**	0.0	0.0	(0.1)	0.0
Other adjustments	**(0.6)**	0.0	0.0	(0.6)	0.0
Operating expenses	**5.6**	1.3	0.2	4.1	0.0
Over/underlift	**(0.0)**	(0.2)	0.2	0.0	0.0
Other adjustments	**0.7**	0.7	0.0	0.0	0.0
Provisions	**4.9**	0.8	0.0	4.1	0.0
Depreciation, amortisation and impairment	**6.8**	0.4	2.1	4.2	0.0
Impairment	**7.0**	0.4	2.3	4.2	0.0
Reversal of impairment	**(0.2)**	0.0	(0.2)	0.0	0.0
Exploration expenses	**0.8**	0.0	0.8	0.0	0.0
Impairment	**0.8**	0.0	0.8	0.0	0.0
Sum of adjustments to net operating income	**7.7**	(4.7)	4.3	8.5	(0.4)
Adjusted earnings	**163.1**	132.5	20.7	11.1	(1.1)
Tax on adjusted earnings	**(116.7)**	(97.6)	(12.5)	(6.9)	0.3
Adjusted earnings after tax	**46.4**	34.8	8.1	4.2	(0.7)

Adjusted Earnings Marketing, Processing and Renewable Energy break down

Fourth quarter 2014	2013	Adjusted Earnings break down (in NOK billion)		2014	Full year 2013
3.8	2.5	Natural Gas Europe		11.2	8.1
0.4	0.4	Natural Gas US		1.8	0.2
(0.9)	0.1	Liquids		0.7	1.4
1.8	0.7	Other		4.1	1.4
5.1	3.7	Adjusted earnings Marketing, Processing and Renewable Energy		17.8	11.1

Reconciliation of adjusted earnings after tax to net income

STATOIL GROUP

Fourth quarter 2014	2013	Reconciliation of adjusted earnings after tax to net income (in NOK billion)		2014	Full year 2013
9.0	43.9	Net operating income (NOI)	A	**109.5**	155.5
22.3	27.4	Tax on NOI	B	**96.6**	108.4
(13.3)	16.5	NOI after tax	C = A-B	**12.8**	47.1
17.9	(1.6)	Adjustments	D	**26.7**	7.7
0.3	3.9	Tax on adjustments	E	**0.4**	8.4
4.3	11.0	Adjusted earnings after tax	F = C+D-E	**39.1**	46.4
(1.0)	(4.2)	Net financial items	G	**(0.0)**	(17.0)
(5.4)	(2.3)	Tax on net financial items	H	**(9.2)**	(9.2)
(8.9)	14.8	Net income	I = C+G-H	**22.0**	39.2

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition", "continue", "could", "estimate", "expect", "focus", "likely", "may", "outlook", "plan", "strategy", "will", "guidance" and similar expressions to identify forward-looking statements. All statements other than statements of historical fact, including, among others, statements regarding future financial position, results of operations and cash flows; changes in the fair value of derivatives; future financial ratios and information; future financial or operational portfolio or performance; future market position and conditions; business strategy; growth strategy; future impact of accounting policy judgments; sales, trading and market strategies; research and development initiatives and strategy; market outlook and future economic projections and assumptions; competitive position; projected regularity and performance levels; expectations related to our recent transactions and projects, completion and results of acquisitions, disposals and other contractual arrangements; reserve information; future margins; projected returns; future levels, timing or development of capacity, reserves or resources; future decline of mature fields; planned maintenance (and the effects thereof); oil and gas production forecasts and reporting; domestic and international growth, expectations and development of production, projects, pipelines or resources; estimates related to production and development levels and dates; operational expectations, estimates, schedules and costs; exploration and development activities, plans and expectations; projections and expectations for upstream and downstream activities; oil, gas, alternative fuel and energy prices; oil, gas, alternative fuel and energy supply and demand; natural gas contract prices; timing of gas off-take; technological innovation, implementation, position and expectations; projected operational costs or savings; projected unit of production cost; our ability to create or improve value; future sources of financing; exploration and project development expenditure; effectiveness of our internal policies and plans; our ability to manage our risk exposure; our liquidity levels and management; estimated or future liabilities, obligations or expenses and how such liabilities, obligations and expenses are structured; expected impact of currency and interest rate fluctuations; expectations related to contractual or financial counterparties; capital expenditure estimates and expectations; projected outcome, objectives of management for future operations; impact of PSA effects; projected impact or timing of administrative or governmental rules, standards, decisions, standards or laws (including taxation laws); estimated costs of removal and abandonment; estimated lease payments, gas transport commitments and future impact of legal proceedings are forward-looking statements. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; price and availability of alternative fuels; currency exchange rate and interest rate fluctuations; the political and economic policies of Norway and other oil-producing countries; EU directives; general economic conditions; political and social stability and economic growth in relevant areas of the world; the sovereign debt situation in Europe; global political events and actions, including war, terrorism and sanctions; security breaches; situation in Ukraine; changes or uncertainty in or non-compliance with laws and governmental regulations; the timing of bringing new fields on stream; an inability to exploit growth or investment opportunities; material differences from reserves estimates; unsuccessful drilling; an inability to find and develop reserves; ineffectiveness of crisis management systems; adverse changes in tax regimes; the development and use of new technology; geological or technical difficulties; operational problems; operator error; inadequate insurance coverage; the lack of necessary transportation infrastructure when a field is in a remote location and other transportation problems; the actions of competitors; the actions of field partners; the actions of governments (including the Norwegian state as majority shareholder); counterparty defaults; natural disasters and adverse weather conditions, climate change, and other changes to business conditions; an inability to attract and retain personnel; relevant governmental approvals; industrial actions by workers and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Statoil's business, is contained in Statoil's Annual Report on Form 20-F for the year ended December 31, 2013, filed with the U.S. Securities and Exchange Commission, which can be found on Statoil's website at www.statoil.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.

END NOTES

1. The Group's average liquids price is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).
2. The refining reference margin is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc.
3. Liquids volumes include oil, condensate and NGL, exclusive of royalty oil.
4. Equity volumes represent produced volumes under a Production Sharing Agreement (PSA) that correspond to Statoil's ownership percentage in a particular field. Entitlement volumes, on the other hand, represent Statoil's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the license. As a consequence, the gap between entitlement and equity volumes will l kely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil. As of fourth quarter 2013, entitlement production from the upstream segment in the US is presented net of royalties. Historical information is aligned with the current presentation to provide comparable figures.
5. These are non-GAAP figures. See report section "Use and reconciliation of non-GAAP financial measures" for details.
6. Transactions with the Norwegian State. The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of Statoil and also holds major investments in other entities. This ownership structure means that Statoil participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. Statoil purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Statoil is selling the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures refunded by the State. All transactions are considered to be at an arms-length basis.
7. The production guidance reflects our estimates of proved reserves calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates.
8. The Group's average invoiced gas prices include volumes sold by the Marketing, Processing and Renewable energy (MPR) segment.
9. The internal transfer price paid from MPR to DPN.